# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRIMEENERGY RESOURCES CORP, CIK 0000056868
CUSIP: 74158E104
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: 9821 KATY FREEWAY, SUITE 1050, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0000947836
Persons authorized to receive notices and communications: CLINT HURT, 1701 ILLINOIS STREET, MIDLAND, Texas (TX), 79701, (432) 638-6381

## Reporting persons
- HURT CLINT (CIK 0000947836): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 81,737; shared voting power 0; sole dispositive power 81,737; shared dispositive power 0; aggregate amount beneficially owned 81,737 (5.2% of the class)
  Comment: (1) Includes 300 direct shares as to which Mr. Hurt has sole voting and investment power and 81,437 indirect shares held of record by Clint Hurt & Associates, Inc., a private company controlled by Mr. Hurt as to which Mr. Hurt has sole voting and investment power.
  
  (2) Based on 1,582,600 shares of Common Stock outstanding as of August 14, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value
Name of issuer: PRIMEENERGY RESOURCES CORP
Address of issuer's principal executive offices: 9821 KATY FREEWAY, SUITE 1050, HOUSTON, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing: Clint Hurt
Residence or business address: 1701 ILLINOIS STREET, MIDLAND, TX 79701
Present principal occupation or employment: Mr. Hurt is a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: Mr. Hurt has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Hurt has not, during the past five years, been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 6 is being filed to report the dispositions described below for personal investment purposes.

Mr. Hurt has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Mr. Hurt reserves the right to engage in any such transaction, including the selling of the Shares listed in this Statement, in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) Included in the number of Shares reported as beneficially owned by Mr. Hurt are 300 Shares directly held by Mr. Hurt and 81,737 Shares held of record by Clint Hurt & Associates, Inc., a private company that is owned by Mr. Hurt and his two sons and which is controlled by Mr. Hurt. Based on 1,582,600 Shares outstanding as of August 14, 2026, as disclosed on the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026, Mr. Hurt may be deemed the beneficial owner of 5.16% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Hurt has sole voting and investment power over all 81,737 Shares reported above.
Transactions in the class effected during the past sixty days:
The following table lists Mr. Hurt's transactions in Shares that were effected since Amendment No. 6 to this Statement was filed on April 14, 2026:

Transaction Date Number of Shares Sold Price Per Share
Sale 04/24/2026 10,000 $230.92
Sale 05/01/2026 2,000 $220.44
Sale 08/24/2026 1,993 $208.09
Sale 08/25/2026 3,007 $201.64
Sale 08/25/2026 5,000 $201.08

All transactions listed in the table above were effected on the open market.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- HURT CLINT: /s/ Clint Hurt, Clint Hurt (09/02/2026)